

Matthew Meehan · 3rd

Owner at Shine Water

Miami-Fort Lauderdale Area · Contact info

329 connections

ShineWater

Valdosta State University

Experience

Owner
ShineWater
Oct 2019 – Present · 2 yrs 4 mos
Bay City, Michigan



Vitamin D Enhanced Water with Electrolyt...

Owner : CEO
City Office
Sep 2018 – Present · 3 yrs 5 mos
Bay City, Michigan

Premier flexible Coworking community : Michigan

Owner/CEO
The Times Properties
2010 – Present · 12 yrs
Bay City, Michigan

Property acquisition and rental management firm.

City Market
5 yrs 4 mos

Founder
Jun 2017 – Present · 4 yrs 8 mos
Bay City, Mi

Indoor year-round public market featuring 30 farmers, eateries, bakeries, and artisans.

Founder
Oct 2016 – Present · 5 yrs 4 mos
Bay City, Michigan

Owner
The Times Properties
Jan 2012 – Present · 10 yrs 1 mo
Bay City, Mi

Property Development and Management company

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Education

Valdosta State University
Business, Management, Marketing, and Related Support Services